SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

AMENDMENT NO. 1 TO FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

E/S CORPORATION

(Exact name of registrant as specified in its charter)

Washington

91-1499002

(State or jurisdiction of

(Primary Standard Industrial

(IRS Employer

incorporation or organization)

Classification Code Number)

Identification No.)

2302 E. Madison Street

Seattle, Washington 98112-5417

Tel: (206) 325-8300        Fax: (206) 325-9315

(Address and telephone number of principal executive offices)

Jack Orr, Esq., 3019 Narrows Place, Tacoma, WA 98407

(Name and Address of agent of service)

(253) 756-9795

(Telephone Number)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [   ]

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Calculation of Registration Fee

Title of

|

Amount

|

Proposed

|

Proposed

|

Amount

each Class

|

to be

|

maximum

|

maximum

|

of

of

|

registered

|

offering

|

aggregate

|

registration

Securities

|

|

Price per

|

offering

|

fee (1)

to be

|

|

share

|

price (1)

|

registered

|

|

|

|

___________________________________________________________________________________________

Common shares

|

1,000,000

|

$

0.50

|

$500,000.00

|

$234.00

TOTAL

|

1,000,000

|

$

0.50

|

$500,000.00

|

$234.00

(1)

Based on the proposed offering price of $0.50 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure Alternative Used:       Alternative 1 [X]       Alternative 2 [   ]

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Initial Public Offering

Prospectus

E/S CORPORATION

$500,000

1,000,000 Shares Maximum and 100,000 Shares Minimum of Common Stock

Offering Price: $0.50 per share         Minimum Purchase: 2,000 shares ($1,000)

We have arbitrarily determined the offering price of $0.50 per share.

This is our initial public offering, and no public market currently exists for our shares.  The offering price may not reflect the market price of our shares after the offering.

AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK

(See ARISK FACTORS,@ p. 6 )

You should purchase the shares only if you can afford a complete loss.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined it this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The Offering

Total

Per share

Minimum

Maximum

Public price

$0.50

$50,000

$500,000

Selling consideration

$ -0-

$    -0-

$    -0-

Proceeds to E/S Corporation

$0.50

$50,000

$500,000

We are offering the shares ourselves, through our officers and directors.  They will not receive any compensation in connection with the offer and sale of the shares.

Escrow of Subscription Proceeds.  This is a direct participation offering.  We are offering the shares for sale ourselves, on a continuous basis, without the assistance of any underwriter.  Pending sale of the minimum of 100,000 shares ($50,000) all proceeds from sale of the shares will be deposited into an escrow account at U.S. Bank, NA.  Upon sale of the minimum, the funds held in the escrow account will be released to us.  Thereafter the offering will continue until all of the shares are sold or we terminate the offering.  In the event that the minimum amount of shares are not sold by (180 days after the effective date of the offering), 2002, unless extended for an additional 90 days,  the offering will be terminated and all proceeds held in the escrow account will be promptly released to the persons having subscribed for the shares, together with all interest earned, if any.  Any bank charges will be paid by us and not deducted from the offering proceeds.  We will not make any offering with this prospectus subsequent to (270 days after the effective date of the offering), 2002.

E/S CORPORATION

19239 Aurora Avenue North

Shoreline, Washington 98133-3930

                        , 2002

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Dealer Prospectus Delivery Obligation

Until     (insert date)      all dealers effecting transactions in the shares, whether or not participating in this distribution, may be required to deliver a prospectus.  This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters, and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

3

SUMMARY OF FINANCIAL INFORMATION

4

RISK FACTORS

5

We are not yet profitable.

5

Our principal product must still undergo additional development and testing.

5

There are certain regulatory approvals which are necessary for us to successfully operate.

5

We have a need for working capital that may be only partially met by this offering.

6

Certain services will be provided to us by our affiliates.

6

At the present time there is no trading market for the shares and therefore there is a lack of liquidity.

6

FORWARD LOOKING STATEMENTS

6

THE COMPANY

7

USE OF PROCEEDS

21

MANAGEMENT

22

CERTAIN TRANSACTIONS

24

DILUTION

24

CAPITALIZATION

26

PRINCIPAL SHAREHOLDERS

26

DESCRIPTION OF SECURITIES

27

PLAN OF DISTRIBUTION

29

SHARES ELIGIBLE FOR FUTURE SALE

31

LEGAL MATTERS

32

EXPERTS

32

AVAILABLE INFORMATION

32

FINANCIAL STATEMENTS

F-1

PROSPECTUS SUMMARY

General

THE COMPANY

E/S Corporation is a Washington corporation formed on September 12, 1990, for the purpose of acquiring the exclusive rights for the manufacture, use, sale and distribution of the I.F.S. Energy-SaverTM, a patented, in-line flue draft control device. Our address is 19239 Aurora Avenue North Shoreline, Washington 98133-3930.  Until July 1, 1996, we were a wholly owned subsidiary of Ultrexx Corporation.  References to the spin-off from Ultrexx Corporation can be found in the business history section of this Prospectus.

THE OFFERING

Securities Offered:

   100,000 common shares minimum

1,000,000 common shares maximum

Common Stock Outstanding:

     Before Offering

2,311,614 common shares

     After Offering

2,411,614 common shares minimum

3,311,614 common shares maximum

USE OF PROCEEDS	The proceeds of this Offering will be used principally for sales and marketing expenses, administration and operating expenses, and working capital..
CAPITALIZATION	We have authorized capital of 50,000,000 shares of Common Stock, $0.001 par value, of which 2,311,614 shares are issued and outstanding.
KEY PERSONNEL	Our President is Clifford M. Johnston. George M. White is a Vice President and Judy Morton Johnston is our Secretary-Treasurer.
RISKS

An investment in our shares of common stock is speculative and involves a high degree of risk and immediate substantial dilution, and should only be undertaken by investors who can afford to lose their entire investment in these securities.  This investment has substantial risks, among them the fact that, we have not had the capital to conduct the type of product development and marketing program necessary adequately to distribute our products and assess their marketability on the scale contemplated by our management and as outlined in the business discussions herein. Consequently, we have been operating at a loss.  In addition, there are risks special to the energy conservation industry and particularly to the heating equipment retrofit industry.  There is no market for our shares and no certainty that a market will develop.  See "Risk Factors."

SUMMARY OF FINANCIAL INFORMATION

	Year Ended 12/31/98	Year Ended 12/31/99	Year Ended 12/31/00
Statement of Operations Data:
Revenues	-0-	-0-	-0-
Operating Expenses	(9,102)	(49,064)
Net Income (Loss) Per Share	(0.018)	(0.02)	0.0218

*   Includes all operations of since inception on September 12, 1990.

	12/31/98	12/31/99	12/31/00
Balance Sheet Data:
Current Assets	20,088	46,067	28,614
Working Capital	(179,657)	(129,997)
Total Assets	513,773	539,752	419,755
Total Liabilities	199,745	176,064	115,980
Stockholders' Equity	314,028	363,688	419,755

RISK FACTORS

A purchase of the common shares involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this prospectus before making a decision to purchase the shares we are offering.

We are not yet profitable.

We are engaged in the business of the sale and distribution of fuel savings and pollution reducing products. Our principal product is a retrofit device that upgrades the efficiency of existing heating systems including furnaces, boilers and water heaters. Primarily due to a lack of capital, we have not been able to promote, manufacture and distribute this product to any significant degree and therefore we have been operating at a loss and have not yet been able to generate a profit from our operations.  While our management believes it can develop the infrastructure to enable us to achieve profitable operations, there can be no assurance that this will be achieved.

Our principal product must still undergo additional development and testing.

We intend to engage in further development of the  technology and in predictive engineering testing on the EconoDraftJ device.  Preparations for product testing to date have encompassed identification of the respective safety and performance requirements which are necessary and/or which are a prerequisite to a successful national marketing campaign for the product. Product testing will provide us with the information required for the listings and certifications which are necessary for local, state and national safety requirements and the necessary performance testing, including independent lab testing, simulations, engineering analyses and necessary engineering opinions, for the engineering studies to commercialize the EconoDraft device on a national level. While our management believes it can develop the necessary engineering results to enable us to achieve profitable operations, there can be no assurance that this can be achieved.

We have a limited right to manufacture our principal product.

Under the license agreement that we entered into to further develop, design and manufacture the EconoDraftJ device, we have acquired the limited right to manufacture a total of 31,841 of the flue control devices.  The license agreement was cancelled in 1995.  Up to 1995, E/S Corporation paid advance royalties on 31,841 flue draft control devices which allows us to manufacture and sell 31,841 flue draft control devices.  In the event E/S desires to manufacture and sell more than 31,841 flue draft control devices, we must first obtain permission from the patent holder, Patented Energy Partnership.  In order to acquire such rights it is probable, if not likely that additional royalties and possible advance royalties will be required.  There is no assurance that we can obtain such permission or that we will have the funds to pay such royalties or advance royalties, if required.

We have a need for working capital that may be only partially met by this offering.

At the present time we have limited working capital and face the need for substantial additional working capital in the near future in order to continue the development and expansion of our products and business. We have prepared audited financial statements as of December 31, 1999 and 2000 and unaudited financial statements as of September 30, 2001, reporting that we are in the development stage and our ability to establish ourselves as a going concern is dependent upon our obtaining sufficient financing to continue to develop our financing activities. Accordingly, our management believes that our continued existence is dependent upon the proceeds from this offering and upon the achievement of profitable operations in the future, for which there is no assurance.  Management believes that the proceeds from this offering will be sufficient to enable us to meet our current working capital requirements.   We anticipate that the proceeds from the sale of the minimum of 100,000 shares will be sufficient to meet our capital requirements and allow us to implement our business plans over the next 12 months. We also believe that the sale of the maximum of 1,000,000 shares will provide us with sufficient capital to continue to finance our operations and expansion plans beyond the next 12 months.  However, if only the minimum number of shares are sold, or even if all of the shares offered are sold, it is possible that our capital needs may be greater than currently anticipated.  If this is the case, then we will be required to seek other sources of financing. No assurance can be given that other financing will be available, if it is required; or even if it is available, that it will be available on terms and conditions satisfactory to our management.

Certain services will be provided to us by our affiliates.

We will rely on some of our affiliates to provide us with certain services, including accounting, administration, public relations and investor relations.  We will be obligated to pay any of our affiliates which may render services to us from time to time regardless of our profitability. The rate of compensation to be paid to our affiliates will not be determined by arms-length negotiations.

At the present time there is no trading market for the shares and therefore there is a lack of liquidity.

There is currently no public market for our common stock and there can be no assurance that a trading market will develop at the conclusion of this offering.  Even if such a trading market should develop an investor in the shares may not be able to resell the shares at or near their original offering price.  Further, any market for our shares that might develop will, in all likelihood, be a substantially limited one.  All of this means that there will be a general lack of liquidity to an investment in the shares.

Forward Looking Statements

Certain statements included herein or incorporated by reference constitute Aforward-looking statements@ within the meaning of the Private Securities Litigation Reform Act of 1995.  While there are certain Asafe harbor@ provisions within that legislation for forward-looking statements, neither the Private Securities Litigation Reform Act nor the safe harbor provisions apply to such statements in connection with this offering.  Forward-looking statements included or incorporated by reference in this prospectus involve known and unknown risks, uncertainties and other factors which would cause our actual results, performance (financial or operating) or achievements to differ materially from the future results, performance (financial or operating) or achievements expressed or implied by the forward looking statements.

THE COMPANY

We were incorporated in Washington State on September 12, 1990.  Our executive offices are located at2302 E. Madison Street Seattle, Washington 98112-5417.   Our telephone number is (206) 325-8300, and our fax number is(206) 325-9315.

We are engaged in the business of the manufacture, sale and distribution of fuel savings and pollution reducing products. We currently hold an exclusive right in the United States, and a non-exclusive right elsewhere, to manufacture, use, sell and distribute the technology related to a product known as the I.F.S. Energy-SaverTM under a license agreement with an unaffiliated third party.  This device incorporates patented technology into an in-line flue draft control device, which we have trade named - the EconoDraftTM flue draft control device.  This product is a retrofit device which upgrades the efficiency of and minimizes the emissions produced by furnaces, boilers and water heating systems which burn natural gas, propane, butane and heating oil fuels.

The technology and products.

General.  The EconoDraftJ is a fuel savings device.  It is technically known as an Expansive Device or a Constant Flue Draft Control Appliance - which reduces the flow of air through an exhaust vent without restriction, thus  maintaining a powerful draft at low velocities.  We believe that the EconoDraftTM is the only draft control device  of its kind.  It consistently delivers high fuel savings on most oil and gas fired heating appliances - particularly atmospheric furnaces, water heaters and boilers. There are three major benefits from the use of an EconoDraftJ device, which are:

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Average savings to household or business estimated at 28% annually.  This estimated savings is based on the actual performance on hundreds of installations of the device made by the patent holder and its licensees for during the period of 1979 through 1990.  Additionally, engineering calculation of fuel savings using typical household furnaces and hot water heaters and typical oversized flues carrying off the products of combustion confirm the field results.

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Carbon dioxide emissions are reduced in proportion to fuel savings, while comfort level, convenience and unit life are enhanced.

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There is virtually no maintenance required once the EconoDraftTM is installed, no costly service calls, no moving parts for electrical connections of any kind.

EconoDraftYM product overview.  The patented technology incorporated into the EconoDraftTM device greatly reduces the consumption of natural gas, propane and heating oil fuels in standard heating equipment by increasing the efficiency of combustion and slowing the movement of combustion gases out the flue.

It is a non-mechanical, non-electrical, and maintenance-free energy conservation device. Its installation is applicable to natural gas, propane, and butane heating appliances, particularly atmospheric units. The EconoDraftTM device is fail-safe and works during the "on" and "off" cycle of an appliance.  The EconoDraftTM device applications are as follows:

*

gas fired, oil fired atmospheric furnace

*

gas fired water heater

*

hanging gas heaters

*

atmospheric gas boiler (hot water or steam heat)

*

atmospheric oil boiler (hot water or steam heat)

*

power boilers (gas & oil fired)

*

bottle gas furnace (propane or butane)

Results from installation of an EconoDraftTM device.  With the retrofit of an EconoDraftTM to a combustion appliance (i.e. furnace, boiler or water heater) there are two basic results: airflow or excess draft is reduced up to 50% and temperature increases within the heat exchanger by 40o to 150o F.  There are three basic ways by which efficiency is increased:

1)

With reduced excess air at the burner, a more optimum mixture of air and fuel is obtained, hence higher flame temperature (lower O2, higher CO2 readings result). If fuel inputs were raised before installation in order to balance fuel to excess air, then fuel inputs may be decreased after EconoDraftTM installation.

2)

By slowing the movement of combustion gases through the heat exchanger, more time is allowed for heat transfer while less heat escapes out the chimney or flue. Higher stack temperature also results, reducing maintenance cost incurred in cases where excess draft causes condensation inside the vent.

3)

By reducing excess draft, less heat is drawn out the space in which the heating appliance is located whether the heating unit is running or not. Less heat is drawn through the appliance during the off cycle. This results in heating appliances cycling less frequently.

Development and acquisition of the technology.

We entered into a license agreement with the Patented Energy Partnership, an Illinois general partnership, on April 19, 1991 under which we acquired the exclusive marketing rights to the EconoDraftTM flue draft control device.  The EconoDraftTM device is a product which has a significant market potential for fuel savings and emissions reduction.  However, the marketing and distribution of the technology and products has lain dormant, and virtually unknown to the public at large, since 1984.  The unit was marketed with some success between 1979 and 1984, with nearly 100,000 units having been sold and installed in the U.S. and Canada.  In 1984, a patent dispute erupted which virtually stopped all sales and marketing because, with the proprietary status of the patent in question, none of the then interested parties wanted to expend the resources necessary to effectively commercialize and promote the product.  A patent infringement law suit was commenced in 1985.

The patent litigation was settled in early 1991 with the formation of Patented Energy Partnership.  Patented Energy Partnership, which is not affiliated with us, was formed in January, 1991.  This partnership was formed to hold title as a single entity to all the patents, trademarks, "know-how", business information, technical drawings, and goodwill associated with the products that had been called the I.F.S.  Energy-SaverTM and the FuelbusterTM.

The technology which was acquired and held by Patented Energy Partnership as a result of the settlement of the patent litigation includes the following:

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United States Patent no. 4,291,671, issued September 19,1981 and a counterpart Canadian Patent no. 1,119,497, issued March 9, 1982 and the invention claimed and disclosed therein.

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United States Patent no. 4,836,184, issued June 6,1989 and the invention disclosed and claimed therein.

C

United States Patent Re. 32,671, issued May 24, 1988 (a reissue of United States Patent no. 4,499,891, issued February 19, 1985) and the invention disclosed and claimed therein.

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All rights and title throughout the world, including registrations, in the trademarks: International Flue Saver, EconoDraft, IFS (word and logo), and Fuelbuster, together with the goodwill associated with the businesses, services, and products in connection with which these trademarks are used.

C

The know how, business information, and technical drawings of International Fuel Savers, Inc., Dennis R. Senne, John Seppamaki, and Fuelbusters, Inc. used for the manufacture and sale of licensed products (as has been defined in the license agreement), including test data, governmental approvals, sales literature, and all customer, distributor, and dealer information used for the sale and installation of the licensed products.

Under the license agreement E/S Corporation has the right to manufacture and sell 31,841 of the EconoDraftJ flue draft control devices.  This number is based upon the advance royalties that E/S Corporation paid to the Patented Energy Partnership under the license agreement prior to termination of the agreement in 1995.  The advance royalties which we paid during the term of the agreement allows E/S to manufacture and sell 31,841 flue draft control devices.  In the event we desire to manufacture and sell more than 31,841 flue draft control devices, we must first obtain permission from the patent holder, Patented Energy Partnership.  It is possible, if not likely that we will be required to pay additional royalties and/or advance royalties in order to acquire the right to manufacture and distribute additional units.  There is no assurance that E/S can obtain such permission or that E/S will have the funds to pay such royalties or advance royalties

The license agreement with Patented Energy Partnership provided us with an exclusive license to manufacture, sell and distribute goods related to the patented technology and related products in the United States, its territories and possessions.  Under certain conditions, Patented Energy Partnership may convert the license agreement to non-exclusive license at a reduced royalty rate.

Between May 1991 and March 1993, we marketed the EconoDraftTM device to various energy facility administrators and through selected distribution channels.  The product was originally called the Energy-Saver for the period between 1979 and 1990.  We changed the name of the product to EconoDraft in 1991.

During the period from May 1991 to March 1993, when we were actively marketing the product, we sold and installed approximately 300 to 500 units.  All products sold were field tested working units. During this period, the EconoDraftTM device was sold to various energy facility administrators and marketed through selected distribution channels.  We also attempted to get the device qualified into utility rebate programs and analyzed the commercial viability of the EconoDraftTM device with regard to the requirements of demand side management companies, energy reduction companies and utilities, it became apparent that all or part of the following requirements needed to be met:

(1)

additional approvals by the appropriate recognized regulatory agencies and the certification of a standard for heating control devices by the American Gas Association.

(2)

engagement of a professional engineering firm to quantify the device's technical viability in terms of safety and performance given the device's role in working as part of the venting configuration and its operating effect on specific furnace and boiler systems specific to their installation in order to qualify for federal and state governmental agency energy rebate programs.

(3)

development of engineering methodology and test results to effectively estimate the energy reduction capabilities as a result of an EconoDraftTM device installation on a particular installation.

Because of limited capital resources we were not able at that time to complete any of these required steps.  As a result, between the period of April, 1995 to September 2000, we had little or no development activity and were essentially dormant.  In the late summer and early fall of 2001 our management began taking steps to move the further development of our technology forward, including raising capital to further develop the products.  We believe that by further developing the technology and performing additional engineering on product safety and predictive engineering testing on the EconoDraftJ device as needed, we will be able to commercialize the technology on a national level.

Patents, qualifications, and testing

Patents.  International Flue Savers, Inc., was granted a U.S. design patent in 1981 (#4,291,771), a U.S. methods patents in 1989 (#4,836,184), and a combined design/methods patent in Canada in 1981 (#119497).  These are the patents which are incorporated into our license agreement with the Patented Energy Partnership.

Testing.  In the past, the EconoDraftTM has undergone various tests and evaluations for safety and effectiveness. This testing has been conducted by the following organizations, among others:

*

American Gas Association Laboratories

*

Pacific Testing and Research Laboratory, Inc.

*

Counsel of American Building Officials

*

Pittsburgh Testing Laboratory

*

Several power companies

*

City, state and federal agencies

*

Various manufacturers of furnaces, heat pumps, etc.

Authorizations for use.  As a result of this testing, the device was authorized for use by certain organizations in both the U.S. and Canada.  These organizations (and the date of testing or authorization) included:

American Gas Association Laboratories Cleveland, OH Engineering Report #ER5-12 January 8th, 1980	Pacific Inspection & Research Laboratory, Inc. Redmond, WA PIRL #84-177 February 23rd, 1982

Building Official and Code Administration International, Inc. Homewood, IL Report #NER-197 December 10th, 1983	Pittsburgh Testing Laboratory Pittsburgh, PA Lab #841899 November, 1983

U.S. Department of Energy Washington, D.C. Weatherization Program August 17th, 1986	U.S. Armed Forces Command Deputy Chief of Staff, Engineer Fort McPherson, Georgia July, 1984

I.C.B.O. (International Conference of Building Officials), dated: December 20th, 1983 Report No. NRB-197	S.B.C.C.I. (Southern Building Code Congress International, Inc.), dated: December 20th, 1983 Report No. NRB-197

G.S.A. (General Services Administration) Report no. GAS-OOS-71190, contract number as listed in new item introductory schedule	H.U.D. (Department of Housing and Urban Development)

Manufacturers Approvals.  Certain manufacturers have previously approved our EconoDraftTM device for use in conjunction with their devices.  These manufacture approvals include:

*

Carrier, Mfg of Heating & Air Conditioning Products, November, 1981

*

Lattner Manufacturing Co., Mfg of Industrial Steam Boilers, March, 1984

*

Rheem, Mfg of Heating & Air Products, September, 1986

While the dates of the testing, authorizations and manufacturing approvals set forth above are in most cases over 15 years old, during the period from 1991 through 1993 when additional sales and marketing were being conducted we relied upon these certifications and approvals and encountered no difficulties related to the need to obtain additional certifications or approvals from any of these organizations.

Marketing strategies

The Mandate for Environmental Protection.  The energy crises of the 1970s and 1980s gave rise to heightened public awareness for the need to conserve energy. The United States' dependence upon foreign oil coupled with unprecedented growth has led to the development of various programs sponsored by the Department of Energy to encourage energy conservation.  During the late 70s and 80s, this was accomplished primarily using tax rebate programs to subsidize the purchase of energy savings devices.

As the economy continues to grow in this country and around the world, the cost in environmental damage is increasingly clear.  Legislation governing fossil fuel use and incentives for reducing emissions are already widespread.  More stringent emission standards for automobiles, heating equipment and various industrial processes are the first steps towards controlling air pollution.  As tougher laws continue to be implemented to curtail emissions, we believe that manufacturers and the general public will be required to seek out new ways to conserve fuel.  We believe that the EconoDraftTM device is adaptable enough and price competitive so that it will be a strong candidate for the attention of both manufacturers and the public.

Legislative mandates.  There are several legislative (local, state, federal) influences adding momentum to energy conservation efforts:

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Legislation has created market-induced energy efficiency psychology. The regional impacts of Clean Air Legislation will vary considerably because of regional differences in levels of emissions and options available to reduce those levels. Actively managed and supported by top management, energy facility managers are now much more aggressive in pursuing potential energy savings and lowering levels of pollution emissions.

*

Strong support exists for mandating greater energy efficiency. Highlights of the existing energy bill: tax breaks for some conservation practices and requirement of the federal government to cut energy use in federal buildings.

*

Emissions monitoring and energy conservation legislative encouragement have made demand-side management programs an integral component of facility resource planning.

Enviromental advantages.  There are several environmental advantages which we believe are derived from installing an EconoDraftTM device.  These include the following:

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The increased efficiency decreases fuel consumption.

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A Reduction in pollution emissions.

Economic advantages.  Further, among others, four economic reasons argue in favor of installing an EconoDraftTM device:

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Utilities are counting on and encouraging continued energy conservation efforts to delay the need for new generating facilities. Private sector-induced savings are expected to produce new energy efficiency gains.

*

An EconoDraftTM device installation pays for itself through fuel cost savings in a very short period of time via our pricing policy.

*

If energy costs rise, the device will continue to proportionally reduce energy expenses; consequently, dampening per unit energy cost rates and creating an even greater impact in reducing total energy costs.

*

Through a utility rebate program, which can be a very large percentage of a system retrofit project, consumers will begin to profit from day one.

Atmospheric heating and hot water appliance applications.  The types of heating units for which the EconoDraftTM device has retrofit application can generally be referred to as Aatmospheric heating units.@ These would include furnaces, boilers and water heaters which draw air through the combustion chamber/heat exchanger by virtue of natural draft. Natural draft is created by the difference in temperature between the column of air within the heating unit and the outside air. Higher efficiency power draft units, which drive air through the combustion chamber/heat exchanger with the aid of forced or induced draft fans, are not as viable an application for EconoDraftTM as atmospherics. We estimate that 90% of home heating units that utilize fossil fuel are atmospheric units, though this percentage is shrinking due to the popularity of high efficiency furnaces. Still, it is estimated that nearly 5,000,000 atmospheric heating units were manufactured and sold each year, prior to 1991.

Potential markets.  We believe that the present view of the status and prospects for the industry in which we operate are good. The major economic, social, technological and regulatory trends have historically affected the energy conservation industry in harmonious ways.

The potential markets for our products and devices are initially believed to be commercial buildings, banking chains, hotel chains, apartment complexes, light industrial complexes, university and college campuses, etc. These type of energy consumers are continually searching for ways in which to reduce their consumption and thus reduce their costs of operation.  A large percentage of these energy consumers are natural gas or other combustible fuel users.  Thus they will have a type of system which will be an application which we believe can demonstrate cost savings through installation of an EconoDraftTM device.

We also believe that there are residential applications for the device.  It is our intention to further investigate and qualify our products for these markets in the longer term.

The analysis of the potential for success in obtaining long-term profit margins will depend on the factors affecting our competitive position as well as the competitive position of the industry as a whole within the economy.  Our goal is to engage a competitive strategy that will position ourselves to take advantage of the factors which are acting in our favor. We believe that this will be accomplished by using our competitive advantages to exploit the factors within all identified niche markets.  Highlights of these competitive advantages are:

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While alternative products which reduce energy consumption by attacking the combustion/ drafting/ waste heat problem do exist, the EconoDraftTM device enjoys either a price-performance advantage or the alternative product is not a legitimate substitute product for the selected target market segment.

*

A proprietary learning curve has been realized, with the establishment of relationships that are pointed toward finalization of the necessary professional support services: direct sales, manufacturing, installation, servicing, project funding, testing, and engineering service organizations.

*

Energy savings to end-users can be as high as 28 % per annum on average, of their current consumption. The energy industry's end-user system-type, aged firing equipment yields an infrastructure which affords for built-in profitability.

Merits of the pricing policy, guaranteed savings level and funding options allow greater flexibility when introducing the product to the market.

*

Informational complexity, technical advise and other necessary customer service applications will be developed to enable us to carry out an information systems strategy that will be needed to establish confidence in our products.  A database will be created from existing and newly developed technological and testing studies which can provide specific user information.

We will develop targeting information for our marketing efforts which will include the class of customer, location of customer, annual natural gas consumption, type of firing system being utilized and an energy facility manager contact for commercial and industrial accounts.

Business development .  Our management believes that a broad developmental approach to marketing is required. Our marketing strategy will be guided by three general goals:

$

establishing relationships with large distribution entities, including furnace manufacturers, fuel manufacturers, fuel distributors and major utilities;

$

concentration on local sales efforts through the recruitment of established furnace dealers as distributors of the EconoDraft device; and

$

employment of professional salespeople to pursue major industrial, commercial and governmental accounts.

Our initial developmental marketing plan has two general goals:

*

building strategic marketing relationships

*

developing a decentralized sales network.

We intend to develop marketing relationships with large distribution entities- particularly demand side management companies, fuel distributors, utilities and furnace manufactures - to enhance the effectiveness of all of our other marketing efforts.  Passive resistance from utility companies and the need for further product safety and performance testing are two major reasons why earlier marketing efforts have not been successful.  With the continuing pressure to conserve fuel and reduce harmful emissions, including CO2, we believe a profound change in the relationship between utilities and fuel conservation companies such as ourselves has occurred, whereby the utilities are compelled to take an active role in promoting fuel savings and emissions reduction.

Commercial, industrial and governmental sales are intended to be conducted by a network of highly experienced, professional salespeople. We believe that within their respective distribution networks, these types of sales representatives are searching for new ways to promote fuel conservation and reduction of emissions.  We believe that a device with the fuel savings potential of EconoDraftTM will have the opportunity to gain acceptance by these agents and representatives in an accelerated time frame, and distribution of our products could begin in a very short time.

The following is a more specific outline of our sales, marketing and distribution strategies:

Developmental Marketing - We intend to develop strategic relationships with existing marketing distribution entities while expanding promotional efforts to key governmental and media entities.  The sales network will be divided along residential and commercial/ industrial/ governmental lines.  Residential sales will utilize a mix of full and part time representatives, trained and managed through a decentralized network. Commercial/ industrial/ governmental market will be assigned through vertical market territories to specialized, professional sales persons.

*

Strategic Relationships - Some specific entities with which strategic relationships will be pursued include:

a)

Utilities - one of our goals is to attain "preferred product" status under the various utilities= energy efficiency rebate programs. Such status would result in customer referrals while providing compelling purchase incentives in the form of government subsidies.

b)

Energy saving / economic development programs for minorities - Securing preferred product status under these programs will provide access to a broad social and political network within urban center markets. Our principal goal is to obtain and sustain market penetration in the urban centers of the cold belt states.

c)

Fuel oil distributors - In return for access to their customer base, probably by following distribution of media through their direct mail billing system, we believe we can provide fuel oil distributors with the means of answering customer complaints regarding high cost, relative inefficiency and high emissions associated with their product. Discussions with fuel oil distributors in the Seattle area have indicated they are receptive to this type of arrangement, given their need to slow the loss of their customer base to the natural gas companies through heating systems conversions.  We intend to work with several of these distributors through the Oil Heat Institute to confirm the effectiveness of EconoDraftTM as the first step in developing a cooperative marketing relationship.

d)

Propane, butane and natural gas distributors  - Distributors in outlying areas face problems of limited capacity and relatively high cost. Rather than paying for costly reconstruction or expansion of their systems, these suppliers are exploring strategies that promote conservation as a solution to short supply.  We believe that the EconoDraftTM device presents these distributors with a viable alternative.

e)

Furnace distribution and service companies - Although many furnace manufacturers might be considered our competitors for the fuel conservation dollars, potential exists for cooperative marketing efforts with furnace distribution and service organization. EconoDraftTM optimizes the efficiency of atmospheric furnaces, boilers and water heaters, providing a low cost alternative to forced draft and "pulse" high efficiency furnaces. Distributors with extensive lists of atmospheric heating unit users may consider the EconoDraftTM an attractive option.

Demand side management (DSM) and product development - Demand Side Management (DSM) is the term generally used in the utility industry to describe energy efficiency programs implemented on the "customer side of the meter." Since the 1973 oil crisis, trends in energy efficient investments by users have been sporadic, sometimes driven by fear of extraordinary energy price increases and occasionally enhanced by utility and tax subsidies. Recently, a very significant change has occurred. The pursuit of DSM opportunities takes two distinct forms. One is direct marketing of efficiency programs to customers, often but not always with utility rebates. The other form is through utility RFP's (request for proposal). In the latter case, the utility procures capacity and energy through bids, similar to the process for purchasing new generating capacity from independent (non-utility) producers. The successful bidder must then install energy efficient equipment in customer facilities, paid for by the utility under a performance contract - meaning the energy savings must be delivered for the payments to be made.

Manufacture & installation of the EconoDraftTM flue draft control appliance.

We intend to contract with local metals product fabrication companies for the manufacture of the stainless steel EconoDraftTM in the 3" through 12" diameters.  While there is not currently a manufacturing agreement in place, we believe that there are an adequate number of potential manufacturers with the ability to meet our production goals to insure that adequate inventory can be created at a reasonable cost.  We will also contract to manufacture larger units if a minimum order of 100 units per size is received.  The EconoDraftTM device will be installed by licensed, bonded and company certified contractors.  Contractors will install or cause to be installed all projects to which we sell the EconoDraftTM device. We believe that we can arrange to have the devices installed on a fixed cost per diameter inch for residential installation.  We have initially estimated that the cost will be up to $20.00 per diameter inch for commercial/ industrial installations and $10.00 per diameter inch for residential applications.  These estimated installation costs are based on the actual installation contracts that were used during the period of 1991-1993 when E/S Corporation was selling and installing the units, adjusted for inflation factors.

The competition and competitive products.

There are a number of international, national and regional manufacturers and distributors of various heating devices and heat saving devices which should be considered to be in competition with us.  Most of these manufacturers and distributors are well established, adequately funded companies which have greater product development, testing, manufacturing and distributing capabilities than we do.  However, we believe that many of these existing organizations are potential customers for our devices and not just competitors.

There are also a number of products and devices that are direct competitors with conservation measures on system wide scale, indirect competitors with substitute products and potential allies, and competitors which can cross sell into the energy conservation mix with our device.

These products are in competition for the energy savings dollar. However, because of our EconoDraftTM device's high degree of effectiveness, maintenance free design, low production cost and ease of installation, we believe that we will enjoy a price-performance advantage to these products and devices.  Our pricing strategy should further reinforce the EconoDraftTM device's advantages.  The following may be considered alternative products. Each has the stated merits and the stated drawbacks.

Flue Dampers -- ($60-$350 plus installation).  This is typically a motor-driven disc installed in the furnace that stays open when the furnace is on and closes when the furnace shuts off. It is designed to save energy by holding in heat that would otherwise escape up the flue and be wasted. While a flue damper does stop some of the off-cycle heat loss, it does nothing to save energy while the furnace is running. Excess air still continues to waste energy by lowering the combustion efficiency as well as the heat transfer efficiency of the furnace.

Since the flue dampers only deal with a small part of the problem, they can only produce limited fuel savings. Studies for the National Bureau of Standards found the American Gas Association showed that the average savings with gas furnaces is 5%. The study goes on to say that in any event these statistics are misleading because they do not cite the conditions under which any savings are possible. For example, according to a study sponsored by the Department of Energy (DOE), flue dampers are not useful for furnaces located in unheated spaces such as basements, garages and attics and in many cases, can actually create heat losses to areas you want to heat.

A concern with flue dampers that far exceed fuel savings is safety. Whether the flue damper is motor-driven or thermally activated, if it does not open,  it spills flue gases out of the draft hood. Further, it has moving parts and possesses the potential hazard of not functioning properly. When a flue damper does not open while a furnace is operating, carbon monoxide (CO) spills out into the home. Carbon monoxide is odorless, colorless and lethal. While most dampers have a built-in feature that theoretically causes them to open in case of a malfunction, it is a moving part that does not always do what it is supposed to do.

Heat Recoverers -- ($500-$3,000).  Essentially, a heat exchanger, mounted on the flue pipe, extracts heat from the flue gases as they flow up the stack. Unfortunately, the heat recoverers extracts heat from flue gases that have already been cooled by excess air and that contain unburned fuel. While extracting heat from the flue gases does produce some savings, the savings are limited since the heat recoverer still fails to deal with the problem of excessive air flow through the appliance.

Studies by the National Bureau of Standards have shown a 6.6% average seasonal energy savings, while a leading consumer group found that these products do not recover more than 6% of the energy in the fuel burned (less than 20% of the wasted heat from the average furnace). At that rate, a consumer would have to use over $7,000 of fuel a year for the product to pay for itself in one year as usually claimed.

#

Interrupt Systems/Duty Cyclers B ($150-$850 plus installation).  Interrupt Systems or Duty Cyclers operate basically as their name implies. They interrupt the burning cycle of the furnace by automatically opening and closing the fuel input control. In other words, during a heating cycle (thermostat call for heat to satisfy) the fuel in the burner is shut off when the heat exchanger (not the thermostat) reaches a pre-set temperature. At this point, the fan theoretically then moves the warm air from the exchanger to the rooms of the home. As soon as the exchanger drops below the pre-set temperature, the fuel control is opened again, the burner fires and warms up the heat exchanger. This cycling process continues until the thermostat in the home is satisfied and the furnace shuts down completely. As the air to the home is never very warm, thermostat satisfaction takes considerably longer than under normal operation. Consequently, the furnace and fan have a longer run time to satisfactorily heat the home.

This constant cycling effect is hard on the working parts of the furnace and can cause them to wear out much sooner than they normally would. Further,  the duty cycler itself has moving parts to fail or wear out. It also consumes more electricity, canceling a large part of the fuel saving.

A much more detrimental effect of this process is that the furnace is never allowed to reach temperature for which it was designed to operate. As a result, a chemical corrosion (rust) accrues in the heat exchanger and flue and could drastically cut their life expectancy.

Mechanical Dampers/O2Trim Control for Big Boilers -- ($10,000 - $150,000).  More expensive products which are designed to accomplish increased efficiency by a similar means, such as oxygen trim or oxygen linked flue gas analyzers, are not economically competitive or feasible in certain scenarios, as with installation complexes needing a large number of devices. Oxygen trimmers provide for constant mechanical and electronic reading of the air mixture for combustion. Although very expensive, they can provide savings of 8% to 20% on large boilers.

Pulse Furnaces -- ($2,500-$3,000).  Pulse furnaces have very sophisticated firing systems and very efficient heat exchangers. Pulse furnaces can produce combustion efficiencies in  the field of up to 90%. However, they are very expensive, prone to breakdowns, and discharge large amounts of very acidic water.

Forced Draft Furnace -- ($1,500 - $3,000).  Forced draft furnaces are very efficient, producing combustion efficiencies in the range of 80%. However, they are quite noisy, requiring insulated ducting, are prone to high maintenance costs, and higher electrical bills.

Shrink Wrapping Products B (Various price points).  Energy conservation aids such as insulation, storm doors, thermopane windows, sealants, etc. are useful to retain existing heat and help keep out the cold. You will hear energy savings claims such as: up to 40% fuel saved; can cut your heat loss up to 50%; save 30% on heating. Statements or advertising claims like these are misleading because there is no established test procedure to make claims comparable. In addition, claims imply that these savings apply to the whole house rather than, such as the case of double pane windows, just the glass area. In most cases, these products only save about 5% of the total house heating cost.

Employees

#

We do not have any full time employees at the present time.  Clifford Johnston and Judy Johnston provide services to E/S Corporation on a part time basis.  We anticipate adding employees to oversee the further development and marketing of our products in the near future, as necessary.  The number of employees added and the timing for hiring them is in part dependant on the amount of the proceeds received from this offering of our shares.

Facilities

We currently maintain our executive offices and operations in space in Seattle, Washington which we occupy together with certain of our current officers and directors.  The offices are provided at no charge by TCKTS, L.L.C. dba Bristol Media, Ltd., an investor relations firm, of which Clifford M. Johnston and Judy Morton Johnston are partners.  This arrangement will continue until sufficient capital is raised to actively begin marketing the our products.  We believe that this space is adequate for our needs for the immediate future.  When and if additional space is required, we believe that there are adequate sites available in the Seattle metropolitan area to meet our needs.

All manufacturing of the EconoDraftJ devices will be performed by local sheet metal manufacturing companies.  E/S will do no manufacturing itself.  We believe that there an adequate number of these local manufacturing companies to meet our needs for the foreseeable future.

Regulation

The marketing and sale of our EconDraftTM and other products is subject to both public and private regulation.  The EconoDraft device has been previously approved for use by many government agencies and regulatory authorities as previously mentioned.  Government regulations generally favor energy saving devices and will continue to favor energy saving efforts.

In order for the device to be installed onto existing heating and other devices we will need to obtain and maintain approval by federal, state and local building regulatory agencies.  To be able to market our devices to other manufacturers and/or distributors of products on which they could be installed we will need to obtain and maintain the manufacturers= approvals, as well as certifications from such organizations as the American Petroleum Association.  If we are unable to do this, we will not be able to effectively market our products and technology.  We may also experience delays if more stringent safety listing requirements or certification regulations are enacted which in all likelihood would require additional testing studies to be performed.  We believe it is necessary to structure our marketing and manufacturer arrangements in such a way that other industry personnel and companies will assist us by having  critical roles in the implementation of our testing and certification processing.

Litigation

We are not currently subject to any pending or threatened litigation.

#

USE OF PROCEEDS

The following table presents an estimation of how we intend to apply the proceeds we receive from sale of the shares.  It is only an estimation and the actual application of the proceeds will depend upon a number of factors.

MINIMUM

MAXIMUM

(100,000 Shares)

(1,000,000 Shares)

Cash

Percentage

Cash

Percentage

Gross Proceeds

$

50,000

100.00%

$

500,000

100.00%

Less:  Offering expenses

    and fees:

    Accounting & legal

0

0.0%

0

0.0%

    Misc. expenses

7,500

15.0%

10,000

   2.0%

Total expenses:

$

7,500

15.0%

$

10,000

2.0%

Net offering proceeds:

$

42,500

85.0%

$

490,000

98.0%

Use of the net proceeds

Sales and

marketing expenses

$

22,500

52.9%

$

260,000

53.1%

Engineering and

certification expenses

$

0

0.0%

$

150,000

30.6%

General and

administrative expenses

$

20,000

47.1%

$

30,000

6.1%

Working capital

$

0

0.0%

$

50,000

10.2%

Total use of net proceeds:

$

42,500

100.0%

$

490,000

100.0%

The accounting and legal expenses item includes the costs incurred for outside professional services associated with the Offering.  The amount of these expenses we will expect to incur for such services rendered in connection with this offering is estimated at $35,000.  These amounts will be paid from our existing working capital reserves.  The miscellaneous expense item includes the costs we expect to incur in establishing and conducting our marketing program for the shares, printing and copying of this prospectus, other miscellaneous costs including supplies and various costs associated with offering the shares for sale.  There are slight rounding differences between the sum of the percentages and the actual percentage  achieved from dividing the total dollar amount of offering expenses by the total dollar amount of the offering proceeds.

The maximum net proceeds we expect to realize from this offering, after allowance for estimated expenses we incur and pay in connection with this offering ($10,000), will be $490,000 if the maximum number of shares are sold. Based on our estimates, at the maximum we expect to utilize approximately 53% of the net proceeds to develop, enhance and expand the sales and marketing of our products, principally the EconoDraftTM device.  Approximately 30% of the net proceeds are expected to be used to pay for the engineering and other expenses necessary to quantify the device's technical safety and performance standards as part of the venting configuration on specific furnace and boiler systems in order to obtain additional regulatory certifications and to qualify the device for federal and state governmental agency energy rebate programs.  Approximately 10% of the net offering proceeds will be used to establish a working capital reserve.  This reserve is intended to be available to E/S Corporation to address unforeseen contingencies such as delays or unexpected expenses we might incur as we attempts to execute our marketing, engineering and operational strategies.

Between the minimum and maximum offering amounts the net proceeds from the offering are expected to be applied first to complete as much of the engineering and design work necessary to obtain governmental approvals as possible, then to marketing and sales expenses and finally to administrative expenses and working capital.

Although this is our present intention the actual use may vary depending upon economic conditions and other factors, including the results of future operations.  Factors which could affect the application of proceeds include charges for third party services such as marketing and engineering that exceed our estimates, and/or initial results that reduce or increase the amount of services that are necessary to execute our strategies.  Pending the specific application of the net proceeds of this offering, funds will be invested in interest bearing certificates of deposit or treasury certificates and/or mutual funds.

MANAGEMENT

Officers and Directors

The following table sets forth the names and ages of the members of our Board of Directors, executive officers, and the position held by each:

Name

Age

Position

Clifford M. Johnston

62

Director and President

George White

61

Director and Vice President

Judy Morton Johnston

54

Director and Secretary-Treasurer

Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified.  Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified.  The following is a brief account of  business experience during the past five years of each director and executive officer.

Clifford M. Johnston - Mr. Johnston has a broad background in corporate administration, accounting, tax and legal experience. For the past 25 years Mr. Johnston has provided corporate planning, business consulting, and assistance with account and tax planning and held various financial, management and marketing positions with U.S. corporations since 1970. Mr. Johnston served as our Secretary/ Treasurer from 1992 until February of 1997 when he became President. From 1990-1999, Mr. Johnston served as Secretary/Treasurer of Quality Tax Service, Inc. responsible for corporate planning, business consulting, accounting and tax service.  From 1996 to the present, Mr. Johnston also served as a Managing Member of Bristol Media, Ltd. and Valhalla Financial Group, LLC, companies in the business of providing investor relations services to public companies.

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George White - Mr. White was licensed as a CPA with the State of Washington, and is currently non-practicing.  Mr. White has served as CFO/Controller of a number of both public and private companies during the last ten years, but does not currently hold such position with any other company.  For the past five years Mr. White has been a private investor .  He has served as a vice president of the company since February 22, 1999.  Mr. White is currently involved in various investment and venture capital activities as a private party.

Judy Morton Johnston - From 1989 to the present Ms. Johnston has been a tax practitioner with Quality Tax Service, Inc., currently serving as its President. Quality Tax is a high-volume tax preparation/bookkeeping office in Seattle=s Central District.

We have no employment contracts with any of our personnel at this time and none are presently contemplated.

Executive compensation

As of the end of its last fiscal year there was no compensation awarded to, earned by or paid to any of our executive officers in connection with the services they render to us. It is expected that salaries will be paid to such persons as we begin to conduct more significant business operations.  We do not presently provide group medical or life insurance for our employees, although the Board of Directors may recommend such plans be adopted in the future.

There is not any additional compensation paid to any officer for his or her services as a director.  However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with attending meetings of the Board of Directors or other matters of our business.

Changes in Control

We are not aware of any arrangement, including the pledge by any person of securities, which may at a subsequent date result in a change in control.

Relationships Between Officers And Directors

Our President and Chief Executive Officer, Clifford M. Johnston and our Assistant Secretary/Treasurer, Judy Morton Johnston, are husband and wife.

CERTAIN TRANSACTIONS

In October of 1998 E/S Corporation entered into a AContractor=s Agreement with TCKTS, L.L.C. dba Bristol Media, Ltd. under which public relations, investor relation and other consulting services will be rendered to E/S Corporation by TCKTS and certain other of its affiliates.  TCKTS, L.L.C. is a Washington limited liability company which is owned 50% by Clifford and Judy Johnston and 50% by Jerry Cornwell and is, therefore, an affiliate of E/S Corporation.  Clifford and Judy Johnston are the president and secretary respectively of E/S Corporation and members of its Board of Directors.

TCKTS, L.L.C. has subcontractor agreements with 4 Point Lake, L.L.C., XXX Enterprises, Corp. and Northwest Funding Group, Inc. under which these organizations will collectively provide the public relations, investor relation and other consulting services to E/S Corporation through  TCKTS.  4 Point Lake, XXX Enterprises and Northwest Funding Group are all affiliates of E/S Corporation.  4 Point Lake is wholly owned by Clifford M. Johnston and Judy Morton Johnston who are officers and directors of E/S Corporation.  XXX Enterprises is wholly owned by Jerry Cornwell who is not an officer and director, but does beneficially own over 10% of the issued and outstanding shares of the common stock, of E/S Corporation as of the date of this prospectus.  Northwest Funding Group, Inc. is wholly owned by George White who is an officer and director of E/S Corporation.   On April 7, 1999,  4 Point Lake, L.L.C. and XXX Enterprises, Corp were each issued 250,000 shares of E/S Corporation common stock in exchange for services that had been rendered under the consulting arrangement.  The issued shares were valued at $0.05 per Share at the time they were issued.

DILUTION

On August 10, 1998, our shareholders approved a rollback of the issued and outstanding shares of our common stock on a one share for each six shares of issued and outstanding. All balances, including shares of common stock issued and outstanding, set forth in this prospectus have been adjusted to reflect this stock split.

As off September 30, 2001, E/S Corporation had outstanding stockholders' equity of $363,688.  The net tangible book value was $0.14 per share.  The estimated net tangible book value after sale of the maximum shares is estimated at $0.25 per share.  If all the shares offered hereunder are sold, purchasers under this offering will hold 100,000 shares, or 4.3% of the shares for which they will have paid $50,000 at the minimum and 1,000,000 shares, or 31.1% of the shares for which they will have paid $500,000 at the maximum. The purchasers under this offering will realize an immediate dilution of $

0.25 per share in book value, and present stockholders an immediate increase of $0.14 per share.  The dilution to the purchasing shareholders will be greater if all shares offered are not sold.

Dilution is a reduction in book value of a purchaser's investment determined by the difference between the purchase price and the net tangible book value of the shares purchased after the purchase takes place.  Net tangible book value per share is equal to shareholders' equity, as given on the balance sheet, less intangible assets divided by the number of shares outstanding.

are sold at the offering price of $0.50 per share, the proforma net tangible book value to the existing shareholders and the decrease in net tangible book value to purchasers of shares in the offering are summarized in the following table:

	Minimum Proceeds	Maximum Proceeds
Offering Price	$ 0.50	$ 0.50
Net tangible book value per share at September 30, 2001	$ 0.14	$ 0.14
Increase attributable to purchases by new investors	$ 0.01	$ 0.11
Dilution of net tangible book value to new investors	$ 0.49	$ 0.25
Net tangible book value per share at September 30, 2001 as adjusted for this offering, after deducting offering expenses (2)	$ 0.15	$ 0.25

The following tables summarize the difference between the number of shares purchased from the company, the total consideration paid in cash, and the average price per share paid by existing shareholders and the purchaser of shares in this Offering as of September 30, 2001 at both the minimum and maximum levels assuming a per share purchase price of $0.50.

Sale of Minimum Number of Shares

	Shares Purchased		Total Cash Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing Shareholders	2,311,614	95.9%	$1,367,244	96.5%	$0.59
New Investors	100,000	4.1%	$ 50,000	3.5%	$0.50
Totals	2,411,614	100.0%	$1,417,244	100.0%

Sale of Maximum Number of Shares

	Shares Purchased		Total Cash Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Founding Shareholders	2,311,614	69.8%	$1,367,244	73.2%	$0.59
New Investors	1,000,000	30.2%	$ 500,000	26.8%	$0.50
Totals	3,311,614	100.0%	$1,867,244	100.0%

CAPITALIZATION

The following table sets forth the capitalization of E/S Corporation at September 30, 2001, as adjusted to reflect the sale of the minimum shares and the maximum shares at the offering price of $0.50 per share, and the receipt of the anticipated proceeds in the amount of $42,500 at the minimum and $490,000 at the maximum, net of estimated offering expenses of $10,000 and $490,000, respectively.

September 30, 2001

Actual

As Adjusted

Minimum

Maximum

#

Proceeds

Proceeds

Long-term notes payable, net of current portion

$

0

$

0

$

0

Stockholders' Equity:

Common Stock (no par value),

50,000,000 shares authorized and

2,311,614 issued at September 30, 2001;

100,000 Shares at minimum and

1,000,000 Shares at maximum, outstanding

upon completion of this offering (1)

1,369,456

 1,411,956

1,859,456

Retained Earnings (Deficit)

(1,005,768)

(1,005,768)

(1,005,768)

Total Stockholders' Equity

363,688

406,188

854,000

Total Capitalization

$

363,688

$

406,188

$

854,000

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of September 30, 2001 with respect to those persons or groups known to E/S Corporation who beneficially own more than five percent of our Common Stock, for each officer and director and for all officers and directors as a group.

Name and Address of Owner	Number of Shares	Percent Before Offering	Percent After Offering
			Mininum	Maximum

Clifford M. and Judy Johnston	421,423	18.2%	17.5%	12.7%
George M. White	1,100,000	47.6%	45.6%	33.2%
Parrish M. Ketchmark 577 Chestnut Ridge Road Woodcliffe Lake, NJ 07675	1,100,000	47.6%	45.6%	33.2%
Jerry Cornwell	302,500	13.7%		9.4%
Raymond A. Barner 830-D 115th Street SW Everett, WA 98204	200,000	9.0%	8.7%	6.2%
All officers and Directors as a group(3 persons)	1,521,423	65.8%	63.1%	45.9%

The address for these persons is 2302 E. Madison Street, Seattle, WA 98112   The shares beneficially owned by Mr. and Mrs. Johnston include 250,000 shares held in the name of 4 Point Lake, LLC which is wholly owned by Clifford M. and Judy Johnston and 52,500 shares which are held in the name of Valhalla Financial Group, L.L.C., which is 50% owned by Clifford M. and Judy Johnston and 50% owned by Mr. Jerry Cornwell.  All of the shares beneficially owned by Mssrs. Ketchmark and White are held in the name of WSK Management Corporation which is owned 67% by Mr. White and 33% by Mr. Ketchmark.  The shares beneficially owned by Mr. Cornwell include 52,500 shares which are held in the name of Valhalla Financial Group, L.L.C., which is 50% owned by Clifford M. and Judy Johnston and 50% owned by Mr. Jerry Cornwell and 250,000 shares held in the name of XXX Enterprises Corp.

DESCRIPTION OF SECURITIES

Common shares

Our Articles of Incorporation, as amended, authorize the issuance of up to 50,000,000, $0.001 par value Common Shares.  As of September 30, 2001 we had 2,311,614 shares of common stock issued and outstanding.  Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote.  Cumulative voting is not authorized by the Articles of Incorporation.

Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of E/S Corporation, holders are entitled to receive ratably the net assets of E/S Corporation available to other Common Shareholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights.  Preemptive rights grant existing shareholders of a company the limited right to acquire additional shares of our stock prior to sale of such shares to non-shareholders.

All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional Common Shares of E/S Corporation are issued, the relative interests of the then existing shareholders may be diluted.

Dividend policy

Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, E/S Corporation's earnings, its capital requirements and its overall financial condition. E/S Corporation has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business.   Accordingly, E/S Corporation does not anticipate the payment of cash dividends upon its Common Shares in the foreseeable future.

Market for common shares

There is currently only no public market for the Common Shares of E/S Corporation, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in  Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.  As of September 30, 2001 there were over two hundred holders of record of our shares.

Preferred shares

E/S Corporation's Articles of Incorporation do not provide for the issuance of Preferred Shares.

Stock options & warrants

There are no stock options or warrants authorized or issued at the present time.

Transfer agent and registrar

The transfer agent for the Shares is Fidelity Transfer Company, 1800 SW Temple, Suite 301 - Box 53, Salt Lake City, UT 84115; phone (801) 484-7222; fax (801) 466-4122.

Determination of offering price

The offering price for the Shares was determined by E/S Corporation based on a variety of factors and does not bear any direct relationship to the assets, results of operations to date or book value of E/S Corporation or to any other historically based criteria of value.  In determining such price, consideration was given to, among other things, E/S Corporation's initial and projected operating results, its prospects and earnings potential, its management and the risks associated with an investment in the Shares.  Additional consideration was given to the general state of the economy and other factors which management deemed material.

Reports to shareholders

E/S Corporation is registered under the Securities Exchange Act of 1934, as amended. We are required to file certain reports including quarterly and annual reports with the Securities and Exchange Commission.  We also .intend to furnish our shareholders with annual reports which will describe the nature and scope of our business and operations for the prior year and will contain a copy of E/S Corporation's financial statements for its most recent fiscal year.

Washington statutes

#

Section 23B.08 of the Revised Code of Washington, as amended, authorizes a Washington corporation to indemnify its officers and directors, against claims or liabilities arising out of such person=s conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of E/S Corporation. The Articles of Incorporation provide for indemnification of the directors and officers of E/S Corporation.   In addition, Article 11 of the By-Laws of E/S Corporation provide for indemnification of the directors, officers, employees or agents of E/S Corporation. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of E/S Corporation. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of E/S Corporation pursuant to the foregoing provisions, or otherwise, E/S Corporation has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

E/S Corporation is presently offering its Common Shares pursuant to federal regulations relating to Form SB-1 and concurrent state regulations.  E/S Corporation is offering a minimum of 100,000 and a maximum of 1,000,000 shares of its Common Shares at $0.50 per share for an aggregate Offering amount of $50,000 at the minimum and $500,000 at the maximum offering.  E/S Corporation reserves the right to terminate this Offering at any time prior to the closing date of this Offering.  The Offering will be managed and the Shares will be offered and sold by or through E/S Corporation=s officers, directors, and agents on a Abest efforts@ basis.  Clifford Johnston and George White will be the persons that will be primarily responsible for offering and selling the shares.  Such officers will not receive separate compensation in connection with the offer and sale of the Shares.

Neither of them are now or in the last twelve months have been associated with any securities broker dealer, nor have they participated in the offer and sale of any securities in the prior twelve months.

Shares are offered only to bona fide residents of states where the Offering has been qualified to be made.  The Shares will be offered by officers of E/S Corporation subject to applicable federal and state securities laws.  No commission or other remuneration will be paid with respect to the sale of Shares in this offering.  No broker or dealer has been retained or is under any obligation to sell or purchase any of the Shares.  However, E/S Corporation may obtain the services of securities brokers and/or dealers in the future to assist it in the offer and sale of the Shares.  In such event, a commission may be paid to these broker-dealers as agents of E/S Corporation, where allowed by law, in an amount not to exceed 10% of the gross offering proceeds received on sales of the Shares made by them.  E/S Corporation may also agree to reimburse such participating broker-dealers for expenses incurred in connection with the offering, on a non-accountable basis. E/S Corporation and the participating broker-dealers may further agree to indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, the 1933 "Act".

Escrow account

This offering is being made on a "best efforts" basis and there is no assurance that all or any of the Shares offered will be subscribed.  The offer will terminate if the minimum of 100,000 shares are not sold by

(180 days after the effective date) , 2002, unless extended by E/S Corporation for up to an additional 90 days.  All funds paid to E/S Corporation by investors in subscriptions for shares will be placed in an escrow account with U.S. Bank, NA, until E/S Corporation has received subscriptions for the minimum of 100,000 shares, at which time the escrow will be terminated and the funds in the escrow will be released to E/S Corporation to allow for the closing of this transaction.  If E/S Corporation does not receive subscriptions for 100,000 shares by (180 days after the effective date), 2001 (unless extended in E/S Corporation=s sole discretion for up to 90 days), then the funds held in escrow will be returned to subscribers with interest earned, if any, and the offering will be terminated.  E/S Corporation will pay all bank charges related to establishing and maintaining the Escrow Account.  In no event will the bank charges be deducted from the principal of any subscription for the shares.  There can be no assurance that all Shares offered hereunder will be sold.

When and if the minimum is sold and the proceeds therefrom are deposited into the escrow account, the escrow account will be closed and all proceeds therein, including interest, will be delivered to E/S Corporation.  After the escrow account is closed, E/S Corporation may continue the offering until the earlier of the sale of all shares or   (270 days after the offering)  .  All proceeds from the sale of shares after the minimum is sold will be paid directly to E/S Corporation and will be immediately available for use by E/S Corporation for the purposes described herein.

Subscription procedures

E/S Corporation proposes to sell the 1,000,000 shares of E/S Corporation stock at $0.50 per share.  Unless notified to the contrary, persons wishing to purchase Shares in this offering should complete and deliver to E/S Corporation a Subscription Agreement, together with the purchase price payable in cash or check.  Checks should be made payable to AU.S. Bank, for E/S Corporation@ Upon receipt of the Subscription Documents, E/S Corporation will promptly review them to confirm the suitability of the investor.  If the investor is suitable and the subscription is not rejected by E/S Corporation, the check for the purchase price will be deposited into the escrow account at U.S. Bank.  If, for any reason, E/S Corporation determines the investor is not suitable or if it rejects the subscription for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction.

Minimum purchase

The minimum number of shares any single investor may purchase pursuant to this offering is 2,000 at a total minimum price of $1,000.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, E/S Corporation will have, assuming the maximum number of Shares offered herein are sold 3,211,614 shares of Common Stock issued and outstanding.  The Shares of Common Stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act.  This does not include those shares purchased and/or held by an Aaffiliate@ (as that term is defined under the Securities Act) of E/S Corporation who will be subject to the resale limitations of Rule 144 promulgated under the Act if and when E/S Corporation=s securities qualify for the resale exemption afforded by Rule 144.  Although no trading market currently exists for the Common Shares, E/S Corporation anticipates that it will make application to the NASD=s Over-the-Counter Bulletin Board market upon completion of this Offering.

The shares of Common Stock owned by Acontrol persons@, officers and directors are deemed Arestricted securities@ as that term is defined under the Securities Act and in the future may be sold under Rule 144 at such time as E/S Corporation=s securities qualify for the resale exception afforded by said rule.  Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may re-sell shares every three (3) months, in brokerage transactions and/or market maker transactions, in an amount equal to the greater of (a) one per-cent (1%) of E/S Corporation=s issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of E/S Corporation and who has satisfied a two year holding period.

Additionally, shares underlying employee stock options granted, to the extent vested and exercised, may be resold beginning on the ninety-first day after the effective date of a prospectus, offering circular, or offering memorandum pursuant to Rule 701 promulgated under the Securities Act.

Upon completion of the Offering, and assuming all Shares offered hereby are subscribed to, E/S Corporation will have 3,211,614 shares of Common Stock outstanding, of which 1,340,191 Shares will be freely transferable without restriction under the Securities Act.  Of the remaining shares of Common Stock which will be outstanding 200,000 shares will be held by existing shareholders who, at the date of this prospectus, have not held beneficial ownership thereof for at least one year. Such shares will not qualify for resale under Rule 144 until each shareholder holds the shares for at least one year.   At the end of one year from when the shares were issued these shareholders will be able to sell their shares, assuming that a trading market has been established for the shares.  There will be certain volume and manner of sale limitations imposed on such shareholders at the time of resale if and when a public market for the shares develops.  The remaining 1,671,423 shares all of which are beneficially owned by control persons or affiliates of E/S Corporation have either been held for at least one year, or were issued in transactions that did not require such shares to be classified as Arestricted securities.@   Thus, all of the 1,671,423 shares held by the affiliates will be eligible for resale in a public market in reliance on Rule 144, but will be subject to the volume and manner of sale limitations imposed upon affiliates of the issuer under Rule 144. Currently, none of E/S Corporation=s shares of Common Stock are available for resale under Rule 144 since E/S Corporation has not met all of the conditions required by the rule, specifically, E/S Corporation has not made certain information available to the public as required by Rule 144(c).  Future resales under Rule 144, if and when E/S Corporation meets the conditions of Rule 144, may have an adverse effect on the market price of the Shares of Common Stock issued to subscribers in this Offering.

There has been no public market for the common stock of E/S Corporation.  Upon completion of this offering, E/S Corporation intends to apply to have the trading of its shares qualified for quotation on the NASDAQ=s Over-the-Counter Bulletin Board.  It believes a public market for the shares will be established at that time.  However, there can be no assurances that a public market for the shares offered herein will develop.  If a public market for the Shares does develop as planned, sales of shares by shareholders of substantial amounts of Common Stock of E/S Corporation in the public market could adversely affect the prevailing market price and could impair E/S Corporation=s future ability to raise capital through the sale of its equity securities.

LEGAL MATTERS

The validity of the shares offered herein will be opined on for us by the Law Offices of Jack G. Orr, P.S. of Tacoma, Washington, which has acted as our outside legal counsel in relation to certain, restricted tasks.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement for the fiscal years ended December 31, 1999 have been audited by William L. Butcher, CPA, P.S., independent public accountants. On May 23, 2001 we dismissed Mr. Butcher and retained Lichter, Weil & Associates, Certified Public Accountants of Los Angeles, CA as our auditors. That firm has audited the audited financial statements included in this prospectus and elsewhere in the registration statement for the fiscal year ended December 31, 2000. Mr. Butcher's reports on the financial statements for each of the last two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was approved by our Board of Directors. There were no disagreements with Mr. Butcher on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Mr. Butcher's satisfaction would have caused him to make reference to the subject matter of the disagreements in connection with his report. The reports of Mr. Butcher and Lichter, Weil & Associates are included in this prospectus in reliance upon the authority of those firms as experts in accounting and auditing. The reports of both Mr. Butcher and Lichter, Weil & Associates contained elsewhere in this Prospectus on Soundworks contain an explanatory paragraph regarding its ability to continue as a going concern.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form SB-1 under the Securities Act of 1933 with respect to the shares we are offering.  Prior to the effective date of the Registration Statement we were not subject to the information requirements of the Securities Exchange Act of 1934 (the AExchange Act@).  At the time of the effectiveness of the Registration Statement we will become a Areporting company@ and required to file reports pursuant to the provisions of the Exchange Act.  This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to E/S Corporation and the Shares to which this Prospectus relates.  Copies of the Registration Statement and other information filed by with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:www.sec.gov).

F-#

E/S CORPORATION

(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD SEPTEMBER 30, 2001

AND UNAUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

TABLE OF CONTENTS

Page

Financial Statements

    Balance Sheet

5

    Statements of Loss and Accumulated Deficit

6

    Statements of Cash Flows

7

    Statements of Changes in Stockholders= Equity

8

Notes to Financial Statements

9-11

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS= REPORT

To the Board of Directors

E/S Corporation

Seattle, Washington

We have audited the accompanying balance sheet of E/S Corporation (Athe Company@) as of December 31, 2000 and the related statements of income, changes in stockholders= equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company=s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and cash shortages.  These issues raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

S/ Leichter, Weil & Associates

July 10, 2001

Los Angeles, California

[LETTERHEAD]

INDEPENDENT AUDITOR=S REPORT

To the Board of Directors and Stockholders of

E/S Corporation

Shoreline, Washington

I have audited the accompanying Balance Sheet of E/S Corporation as of December 31, 1999 and 1998 and the related Statements of Loss and Deficit, Statement of Cash Flows for the periods then ended, and the Statement of Changes in Shareholders= Equity.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E/S Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that E/S Corporation will continue as a going concern.  As discussed in Note 4 to the financial statements, E/S Corporation is engaged in new operations, and the ability to continue to exist as a going concern relies on the company=s ability to retain adequate financing and to generate sufficient sales.  Management plans in this regard are described in Note 6.  The financial statements do not include any adjustment that might result from the outcome of the uncertainty of future agreements, financings or sales.

S/

WILLIAM L. BUTCHER, CPA  P.S.

Everett, Washington

May 1, 2000

See accompanying notes and independent auditor=s report.

F-#

E/S CORPORATION

(A Development Stage Company)

BALANCE SHEET

SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 AND 1999

____________________________________________________________________________________

ASSETS

 09/30/01

 12/31/00

 12/31/99

CURRENT ASSETS

  Cash in Bank

$    4,650

$    8,526

$   20,678

  Inventory

    20,088

    20,088

    20,088

Total Current Assets

    24,738

    28,614

    40,766

OTHER ASSETS

  License Rights

    72,728

    72,728

    72,728

  Prepaid Royalties

   318,413

   318,413

   318,413

  Millard Escrow - Stock

    Issued For Debt

   102,544

Total Other Assets

   391,141

   391,141

   493,685

TOTAL ASSETS

$ 415,879

$  419,755

$  534,451

LIABILITIES AND STOCKHOLDERS= EQUITY

CURRENT LIABILITIES

  Taxes Payable

$   14,347

$   14,347

$   14,347

  Accounts Payable

    87,335

    81,235

   157,819

  Loans Payable

    20,398

    20,398

     4,243

Total Current Liabilities

   122,080

   115,980

   176,409

STOCKHOLDERS= EQUITY

  Common Stock, 50,000,000 shares

    authorized at $0.001 par

    value; 2,211,614 issued and

    outstanding as of 12/31/99

    and 12/31/00; 2,311,614

    issued and outstanding as

    of 09/30/01

     2,312

     2,212

     2,212

  Additional Paid In Capital

 1,367,144

 1,367,244

 1,367,244

  Treasury Stock

 (64,300)

 (64,300)

 (64,300)

  Escrow Account

 (102,544)

 (102,544)

      ---

  Accumulated Deficit

 (908,813)

 (898,837)

 (947,114)

Total Stockholders= Equity

   293,799

   303,775

   358,042

TOTAL LIABILITIES &

STOCKHOLDERS= EQUITY

$  415,879

$  419,755

$  534,451

See accompanying notes and independent auditor=s report.

F-#

E/S CORPORATION

(A Development Stage Company)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT

SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 AND 1999

____________________________________________________________________________________

Inception to

Period Ended

Year Ended

 Year Ended

  09/30/01

  12/31/00

  12/31/99

Revenues

  Sales - Cash

$       -0-

$       -0-

$   45,940

  Sales - Discounted

        -0-

        -0-

     9,348

Total Revenues

        -0-

    55,288

Cost of Goods Sold

  Material Costs

        -0-

        -0-

    14,561

  Royalty Costs

        -0-

        -0-

     1,915

  Installation Costs

        -0-

        -0-

    14,060

  Sales Commissions & Lead Costs

        -0-

        -0-

    23,571

  Less Promotional Installs

        -0-

        -0-

 (3,144)

Total Cost of Sales

        -0-

        -0-

    50,963

Gross Profit

        -0-

        -0-

     4,325

Expenses

  Wages & Employee Benefits

        -0-

        -0-

    73,664

  Sales & Promotional Expense

        -0-

        -0-

   110,294

  Travel & Auto Expense

        -0-

        -0-

    90,200

  Technical Assistance Expense

        -0-

        -0-

    40,702

  Office, Postage & Telephone

         44

      1,219

          53,873

  Rent, Utilities & Maintenance

        -0-

        -0-

    60,998

  Insurance

        -0-

        -0-

    15,095

  Professional Fees & Services

      9,932

      9,932

   450,930

  Taxes & Licenses

        -0-

         59

    13,995

  SEC Filing Expense

        -0-

        596

       -0-

  Subscription, Publications & Dues

        -0-

        -0-

     6,964

  Depreciation

        -0-

        -0-

    40,337

  Miscellaneous

        -0-

        -0-

     5,243

  Bad Debts & Thefts

        -0-

        -0-

    10,423

Total Operating Expenses

      9,976

     11,806

   972,718

Loss From Operations

 (3,876)

 (11,806)

 (968,393)

Other Income & Expense

  Interest Income

        -0-

        -0-

 (544)

  Interest Expense

        -0-

 (22,021)

    96,317

  Other Income

        -0-

     82,105

  (120,344)

  Other Expense

        -0-

        -0-

    10,740

Net Loss

 (9,976)

     48,278

 (982,224)

Net loss per share (basic and diluted)

          Basic

$0.02

    Diluted

$0.02

Weighted average number of shares

    Basic

  2,211,614

    Diluted

  2,211,614

E/S CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS FOR

SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 AND 1999

____________________________________________________________________________________

Inception to

Period Ended

Year Ended

 Year Ended

  09/30/01

  12/31/00

  12/31/99

Cash Flows From

Operating Activities:

Net Profit (Loss)

$(9,976)

$   48,278

$(947,114)

Adjustments to Reconcile

Net Loss to Net Cash

Provided by Operating Activities

   Net Cash Provided by

   Operating Expenses:

      Depreciation

       -0-

       -0-

     40,337

      (Increase) Decrease In:

         Inventory

       -0-

       -0-

 (20,088)

         License Rights

       -0-

       -0-

 (72,728)

         Advance Royalties                 -0-

       -0-

 (318,413)

         Escrow Stock to

     Liquidate Debt

             -0-

       -0-

 (102,544)

      Increase (Decrease) In:

   Furniture

       -0-

       -0-

 (40,337)

         Taxes Payable

       -0-

       -0-

     14,347

         Accounts Payable

           6,100

 (76,584)

    157,869

Total Adjustments

     6,100

 (76,584)

 (341,607)

Net Cash Provided by

Operating Activities:

 (3,876)

 (28,306)

 (1,288,721)

Cash Flows From

Financing Activities:

   Loans Payable

       -0-

    16,154

      4,243

   Common Stock

       -0-

       -0-

      2,212

   Paid In Capital

       -0-

       -0-

  1,367,244

   Treasury Stock

       -0-

       -0-

 (64,300)

Net Cash Provided by

Financing Activities:

       -0-

    16,154

  1,309,399

Cash Beginning of Periods

     8,526

    20,678

        -0-

Cash End of Periods

     4,650

     8,526

     20,678

E/S CORPORATION

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS= EQUITY

SEPTEMBER 30, 2001 AND DECEMBER 31, 2000 AND 1999

____________________________________________________________________________________

     Par

Accumu-

    Value    Paid In    lated

    Treasury

     Shares     Amount   Capital    Losses      Stock     Total

BALANCE,

DECEMBER 31, 1999

   2,211,614    2,212

1,367,244  (947,114)  (64,300)   358,042

Net Profit (Loss)

Year Ended

December 31, 2000          -0-      -0-         -0-    48,277       -0-     48,277

BALANCE,

DECEMBER 31, 2000    2,211,614    2,212   1,367,244  (898,837)  (64,300)   406,319

June 11, 2001 -

Issuance of

100,000 shares of

common stock at

$.001 pursuant to

anti-dilution

agreement

     100,000      100   (100)      -0-       -0-        -0-

Net Profit (Loss)

Period Ended

September 30, 2001         -0-      -0-         -0-  (9,976)      -0-   (9,976)

BALANCE,

JUNE 30, 2001

   2,311,614    2,312   1,367,144  (908,813)  (64,300)   396,343

E/S CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001 AND DECEMBER 31 AND 2000, 1999

______________________________________________________________________________

Note A - Nature of Activities

Incorporated in the State of Washington on September 14, 1990, E/S Corporation (Athe Company@) is a AC@ Corporation as organized under the Internal Revenue Code.

The Company acquired the rights to manufacture and market a revolutionary energy saving appliance device marketed under the name of EconoDraftTM.  The Company now owns the rights and manufacturing tags to manufacture and sell 31,841 EconoDraftTM appliances.

The Company has concluded a 504 Regulation D offering of 1,500,000 shares for $75,000.  The Company now intends to conduct a $50,000 minimum to $500,000 maximum SB-1 registered public offering at $0.50 per share.

The proceeds of the above offering will finance the necessary costs to manufacture and sell the EconoDraftTM appliances.

Note B - Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Inventory

Inventory is valued at the lower of cost or market; cost is determined on the First in First Out (FIFO) method.  As of December 31, 2000 inventory consisted only of finished goods.

Revenue Recognition

The Company recognizes sales revenue at the time the product is shipped to the customer or distributor.

Sales revenue from consigned goods is not recognized until the Company has received payment from the consigned vendor or been notified of a sale.

The Company reports income and expenses on the accrual basis for both financial and income tax reporting purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectibility of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Concentration of Credit Risks

Financial instruments, which subject the Company to credit risk, consist primarily of cash equivalents and trade accounts receivable.  Concentration of credit risk with respect to trade accounts receivable is generally diversified to the large number of entities comprising the Company=s customer base and their geographic dispersion.  The Company actively evaluates the creditworthiness of the customers with which it conducts business.

Advertising

Advertising costs are expensed in the year incurred.

Earnings Per Share

Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period.  Earnings per share are computed using the treasury stock method.  The options to purchase common shares are considered to be outstanding for all periods presented but are not calculated as part of the earnings per share.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.  There have been no such impairments to date.

Note C - Cash

The Company maintains its cash balances at various banks in the United States.  The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  As of December 31, 2000 there were no uninsured balances held at these banks.

Note D - Commitments and Contingencies

License Agreement

The Company acquired the license agreement from a Partnership on April 19, 1991 for the exclusive rights to the EconoDraftTM appliance for $72,728.

The Company also paid advance royalty payments under the above agreement in the amount of $318,413 for the right to manufacture and sell up to 31,841 appliances.

The Company=s license agreement with the Partnership was cancelled during 1995, however, the Company still retains the rights to manufacture and sell the 31,841 appliances.

Commercial Applications Agreement

On June 1, 2000 the Company entered into an agreement with a Limited Liability Company for the sale of the rights to manufacture all of the 31,841 EconoDraftTM appliances.

The Company shall receive a royalty payment of ten percent of the Gross Revenues received from the sales of the appliances up to a maximum of $3,000,000.

The Company is to receive a minimum of $10,000 annually.  The Company has waived the annual payment of $10,000 that was due on June 1, 2001 under this agreement.

Note E - Debt

At December 31, 2000 the Company had notes payable outstanding in the aggregate amount of $20,398 payable as follows:

$18,195 note payable to a related party,

F-#

no interest, due on demand

$  18,195

$160 note payable to a related party,

no interest, due on demand

      160

$2,043 note payable to a related party,

no interest, due on demand

    2,043

             $  20,398

Note F - Escrow

On February 21, 1997 the Company issued 42,714 shares of common stock to Douglas Millard, Escrow Agent, to be held for the use of settling the Company=s outstanding debt.  As of September 30, 2001 no shares have been used.

Note G - Related Party Transactions

Throughout the history of the Company, certain members of the Board of Directors and certain officers have made loans to the Company to cover operating expenses or operating deficiencies.

The Company=s office facilities are rented from a Limited Liability Company that is wholly owned by stockholders of the Company.  Management states that no rent is being charged, nor is there any agreement that rent will be charged.

The Company has three notes receivable from Corporations, Limited Liability Companies and individuals that are owned by various stockholders of the Company.

Note H - Income Taxes

For the year ended December 31, 2000 there were no Federal or State income tax liability based on the Company=s losses.  No future benefit for the realization of an operating loss carry-forward, in the form of an asset, has been recognized due to the ongoing nature of the losses and the potential inability for the Company to ever realize their benefit.  For the year ended December 31, 2000 there is no difference between the federal statutory tax rate and the effective tax rate.  At the year ended December 31, 2000 the Company had available net operating loss carry-forwards of approximately $900,000 after adjusting for limitation, to be offset against future taxable income.  The operating loss carry forwards will expire at various dates through the year 2015.

Note I - Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and accounts payable approximate their fair value because of the short maturity of those instruments.

The carrying amounts of the Company=s debt approximate their fair value because of the short maturity and/or interest rates, which are comparable to those currently available to the Company on obligations with similar terms.

Note J - Going Concern

The Company has suffered recurring losses and cash deficiencies.  These issues may raise substantial concern about its ability to continue as a going concern.

Management has prepared the following statement in order to address these and other concerns:

F - #

The Company intends to conduct a $50,000 minimum to $500,000 maximum financing with a SB-1 registered offering.  This SB-1 offering will make the Company a fully SEC reporting entity.  The Company then intends to obtain a symbol from the NASD and have its stock quoted on the NASD=s Electronic Bulletin Board.

II - #

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  Indemnification.

Article VIII of the Registrant's Articles of Incorporation provides as follows:

The personal liability of a director or the directors to the corporation or its shareholders for monetary damages is hereby eliminated for any conduct as a director except acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating RCW 23B.08.310, or for any transaction from which a director will personally receive a benefit in money, property, or services to which a director is not legally entitled.

If the Washington Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by the Washington Business Corporation Act, as so amended.  Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ITEM 25.  Other Expenses of Issuance and Distribution.

SEC Registration Fee

$234

NASD Filing Fee

-0-

Blue Sky Qualification Fees and Expenses

 3,000*

Accounting Fees and Expenses

10,000*

Legal Fees and Disbursements

25,000*

Printing Expenses

5,000*

Miscellaneous Expenses

Total Expenses

$43,234

* Estimated Item

ITEM 26.  Recent Sales of Unregistered Securities

During the last 12 months the issuer has not sold any of its securities.

ITEM 27.  Exhibits

The following is a list of exhibits filed with this Registration Statement:

Exhibit No.

2.1

Articles of Incorporation, as amended**

2.2

Bylaws**

3.1

Form of Share Certificate***

4

Subscription Agreement***

1.1

Licensing Agreement with Patented Energy Partnership*

1

Letter of William Butcher, CPA regarding change in accountants*

1.1

Consent of William Butcher, CPA*

1.2

Consent of Lichter, Weil & Associates, Certified Public Accountants*

23.3

Consent of Law Offices of Jack G. Orr, P.S.***

2

Opinion of Law Offices of Jack G. Orr, P.S.***

*      Filed herewith

**    Previously filed

***  To be filed by amendment

ITEM 28.  Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 29.  Financial Statements.

Not Applicable

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Shoreline, State of Washington, on January 22, 2002.

E/S CORPORATION

By s/ Clifford M. Johnston

    Clifford M. Johnston, President

This registration statement was signed by the following persons in the capacities and on the dates stated.

Name

Title

Date

s/Clifford M. Johnston

President and Director

1/22/02

Clifford M. Johnston

s/George White

Vice-President

1/22/02

George White

and Director

s/Judy Morton Johnston

Secretary-Treasurer

1/22/02

Judy Morton Johnston

and Director